PetroChina Company Limited Intends to Deregister and Terminate Its Reporting Obligations Under the U.S. Securities Exchange Act of 1934

BEIJING, CHINA / ACCESSWIRE / February 5, 2024 – PetroChina Company Limited (“PetroChina” or the “Company”) (HKEX:00857)(SSE:601857) announced today that the Company intends to deregister with the United States Securities and Exchange Commission (the “SEC”) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company filed a Form 25 with the SEC on August 29, 2022 to delist its American depositary shares (the “ADSs”) from the New York Stock Exchange. The delisting became effective on September 8, 2022. The Company has terminated its ADS program on October 19, 2022. In light of the delisting of the ADSs and the termination of the ADS program, the Company intends to file a Form 15F with the SEC on February 5, 2024 to deregister the ADSs and the underlying H shares of the Company, and terminate its reporting obligations under section 13(a) and section 15(d) of the Exchange Act pursuant to Rule 12h-6 under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, http://www.petrochina.com.cn. The Company will continue to comply with its information disclosure and other obligations as a listed company under the relevant rules of The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange as well as other applicable laws and regulations.

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:
PetroChina Company Limited

PR Agency (Overseas media):
PRChina Limited Joanne Liu	Fax: (852) 2522 9955 Tel: (852) 2522 1838 Email: petrochina@prchina.com.hk